June 25, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Mara Ransom
Scott Anderegg
Robert Babula
Andrew Blume

Re:	The RealReal, Inc.
Registration Statement on Form S-1
File No. 333-231891

Acceleration Request
Requested Date: June 27, 2019
Requested Time: 4:00 P.M., Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 460 under the Securities Act of 1933, as amended (the “Securities Act”), we, the representatives of the underwriters (the “Representatives”), wish to advise you that between June 17, 2019 and June 25, 2019 at 5:00 p.m., Eastern Standard Time, approximately 3,908 copies of the Preliminary Prospectus of The RealReal, Inc., a Delaware corporation (the “Registrant”), dated June 17, 2019 were distributed as follows by the underwriters to underwriters, dealers, institutional investors and others.

We, the undersigned Representatives, have and will, and we have been informed by the participating underwriters that they have and will, comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the proposed offering.

In accordance with Rule 461 of the Securities Act, we hereby join in the request of the Registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern Standard Time on June 27, 2019, or as soon thereafter as practicable. We, the undersigned Representatives, confirm that the underwriters are aware of their obligations under the Securities Act.

[Signature Page Follows]

Very truly yours, CREDIT SUISSE SECURITIES (USA) LLC BOFA SECURITIES, INC. UBS SECURITIES LLC As representatives of the several underwriters listed in Schedule A to the Underwriting Agreement
By	CREDIT SUISSE SECURITIES (USA) LLC

	By:	/s/ Kirk Kaludis
Name: Kirk Kaludis
Title: Managing Director

By	BOFA SECURITIES, INC.

	By:	/s/ Richard Spencer
Name: Richard Spencer
Title: Managing Director

By	UBS SECURITIES LLC

	By:	/s/ Jake Ettore
Name: Jake Ettore
Title: Director

	By:	/s/ Siobhan Burke
Name: Siobhan Burke
Title: Associate Director

cc:	Julie Wainwright, Chairperson and Chief Executive Officer, The RealReal, Inc.
Matt Gustke, Chief Financial Officer, The RealReal, Inc.
Dana DuFrane, General Counsel, The RealReal, Inc.
Hank V. Barry, Sidley Austin LLP
Martin A. Wellington, Sidley Austin LLP
Helen Theung, Sidley Austin LLP
Steven E. Bochner, Wilson Sonsini Goodrich & Rosati, P.C.
Robert G. Day, Wilson Sonsini Goodrich & Rosati, P.C.
Michael Nordtvedt, Wilson Sonsini Goodrich & Rosati, P.C.